Exhibit 99.119

NexTech to Upgrade its AR Platform to Recognize

Apple’s ..USDZ Files

New York, NY - Toronto, ON – January 30th, 2020 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) NexTech AR Solutions, the industry leader in augmented reality, is pleased to announce a major enhancement by expanding our platform to serve Apple’s .USDZ files along side the default format GLTF. This will enhance the user’s experience on Apple iPhones by leveraging the built-in Quick look feature for engaging AR experiences launched from Apps and browsers. Previously, its platform was built on the industry standard GLTF file created by the Khronos group. By offering Apple’s exclusive .USDZ file recognition and others, the company will now be able to work across the entire spectrum of 3D/AR file formats, which opens up substantial new opportunities to the company.

Evan Gappelberg CEO of NexTech comments, “It has become clear to us that to work with Apple Business Chat and Quick Look which our partner LivePerson is integrated with, we needed our platform to convert files to the .USDZ file format. Doing this will allow our AR rendering technology to leverage the built-in Apple Quick Look features in iPhones. He continues “This enhancement also expands our ability to provide engaging AR experiences from SMS messaging, Facebook Messenger, and Apple Business Chat on iPhones”.

In 2019 NexTech joined the Khronos® Group, an open consortium of leading companies creating advanced 3D standards, and by being a part of that group adopted the standard GLTF file. Adobe, Deloitte Consulting, Facebook, Google, Microsoft, NVidia, Pinterest, Qualcomm, Samsung and Shopify are among the tech companies participating in the exploratory group. Now the company is expanding beyond the Khronos Group standard to work with Apple’s .USDZ file as well as other file formats creating substantial new opportunities and use cases.

About ..USDZ

Apple announced at the WWDC Conference in 2018 that it has developed a new file format, working together with Pixar, called USDZ Universal. This file will allow developers to create 3D models for augmented reality. Pixar and Apple developed this new file format with the .usdz extension.

-The company is beta testing its game-changing CaptureAR app which is expected to launch in Q1.

-The company is also testing its AR, 3D 360 advertising platform which it expects to launch in the next few weeks.

The company filed a notice in November to change the fiscal year end from May 31 to December 31 to align with the calendar year. The company will report audited financial results for the period June 1 to December 31, 2019 in April of 2020. Results for the first quarter January to March of 2020 will be reported in May 2020.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR/VR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing five multi-billion dollar verticals:

VRitize™

Launching in Q1 2020, Virtual Reality (VR) has the ability to disrupt many multi-billion dollar industries such as; real estate, live events, retail, education, health care and military industries. Having VR capabilities is part of the company’s omni-channel platform approach which includes: AR for eCommerce, AR in Chat, its ARitize App and AR University for education and training. The new VRitize platform will include an app for both iOS and Android, will work on most if not all VR headsets including Facebook’s Oculus and will continue to leverage all current 3D asset creation technology.

ARitize™ 3D-AR-360 Advertising Platform:

Launching in Q1 2020, the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ For eCommerce:

The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University:

Having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios:

Expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.